United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2015

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

Other Events

GW Pharmaceuticals plc (the “Company”) is hereby providing an update on the following recent transactions in the Company’s shares. These transactions were also reported though the Regulatory News Service of the London Stock Exchange.

On December 22, 2015 Adam George, a Director and Chief Financial Officer of the Company, acquired 2,065 0.1 pence ordinary shares of the Company (equivalent to 172 American Depositary Shares, or ADSs) from the GW employee benefit trust operated by GWP Trustee Company Ltd. These shares were originally conditionally gifted to Mr. George in November 2008 under the terms of the GW Pharmaceuticals All Employee Share Ownership Plan. Mr. George elected to transfer the shares out of the ownership of the employee benefit trust into his personal shareholding. The transfer took place when the market price of the shares was 366 pence per share. On the same day Mr. George also elected to exercise options granted to him under the GW Long term incentive Plan 2008 to acquire 3,856 0.1 pence ordinary shares. The exercise price was 0.1 pence per share and the market price at the time of exercise was 366 pence per share. Mr. George has elected to retain these shares. Following these acquisitions of shares, Mr. George’s total beneficial interest in the 0.1 pence ordinary shares of the Company has increased by 5,921 shares to 27,617 0.1 pence ordinary shares (equivalent to 2,301 ADSs), representing less than 0.1% of the Company’s current issued share capital.

On December 18, 2015 the Company was notified that on December 17, 2015 Mr. Cabot Brown, a non-executive Director of the Company, purchased 600 ADSs (equivalent to 7,200 ordinary 0.1 pence shares) of the Company, at a price of $68.864 per ADS (equivalent to 384 pence per share). Following this notification Mr. Brown’s interest in the shares of the Company is 7,200 ordinary 0.1 pence shares (equivalent to 600 ADSs), representing less than 0.1% of the Company's current issued share capital.

On December 18, 2015 Mr. Chris Tovey, a Director and Chief Operating Officer of the Company, exercised options to acquire 24,000 ordinary 0.1 pence shares (equivalent to 2,000 ADSs) of the Company. These options had an exercise price of 0.1 pence per share. Upon exercise the option shares, representing less than 0.1% of the Company’s shares in issue, were converted to 2,000 ADSs and immediately sold at an average price of $67.6275 per ADS (equivalent to 378 pence per share). Following these transactions, Mr. Tovey’s beneficial interest in the Company’s ordinary 0.1 pence shares is 2,500 shares, representing less than 0.1% of the Company’s current issued share capital.

On December 18, 2015 Dr. Geoffrey Guy, a Director and Chairman of the Company, exercised options to acquire 1,369,848 ordinary 0.1 pence shares (equivalent to 114,154 ADSs) of the Company. These options had a weighted average exercise price of 41 pence per ordinary 0.1 pence share. The Company was notified that (1) on December 18, 2015, 1,065,936 of these shares were converted to 88,828 ADSs and immediately sold at an average price of $67.50 per ADS (equivalent to 377 pence per share) and (2) on December 21, 2015 a further 10,309 ADSs (equivalent to 123,708 ordinary 0.1 pence shares) were sold at an average price of $67.32 per ADS (equivalent to 376 pence per share). Exercise of these options resulted in an immediate UK income tax liability for Dr. Guy necessitating the immediate sale of a significant number of the option shares. In addition, the Company was notified that on December 21, 2015, 6,000 ordinary 0.1 pence shares held by Dr. Guy’s personal pension scheme were sold at an average price of 366 pence per share. On December 15, 2015 the Company was notified that (1) on December 10, 2015, Dr. Guy transferred, by way of gift, 320,000 ordinary 0.1 pence shares in the Company to a medical charity and to family members, and (2) on December 14, 2015, Dr. Guy transferred, by way of gift, a further 300,000 ordinary 0.1 pence shares in the Company to family members. Following these transactions, Dr. Guy's notifiable interest in the ordinary 0.1 pence shares of the Company has increased to 14,297,852 shares, representing 5.4% of the Company's current issued share capital.

On December 15, 2015 the Company was notified that on December 10, 2015 Mr. Tom Lynch, a non-executive Director of the Company, sold 4,270 ordinary 0.1 pence shares of the Company at a price of 451 pence per share. Mr. Lynch retains an interest in 52,074 ordinary 0.1 pence shares in the Company, representing less than 0.1% of the Company's current issued share capital.

The total number of shares outstanding in the Company is 262,574,021 ordinary 0.1 pence shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer

Date: December 22, 2015